UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13585

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CoreLogic, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CoreLogic, Inc.
4 First American Way
Santa Ana, California 92707

CoreLogic, Inc.
401(k) Savings Plan
Index
At December 31, 2010 and 2009

Page
Report of Independent Registered Certified Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	15
Signature	16
* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
CoreLogic, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CoreLogic, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, there was a transfer of participant account balances into the Plan caused by a spin-off transaction of CoreLogic, Inc.

As described in Note 2 to the financial statements, during the year ended December 31, 2010, the Plan adopted a new accounting standard with respect to classification and measurement of participant loans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orange County, California

June 27, 2011

CoreLogic, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value	$331,506,058	$73,026,253

Receivables:
Participant's notes	9,382,197	1,967,835
Dividends	150,127	74,053
Total receivables	9,532,324	2,041,888
Total assets	341,038,382	75,068,141
Liabilities
Corrective distribution payable	675,806	195,074
Total liabilities	675,806	195,074
Net assets available for benefits	$340,362,576	$74,873,067

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions
Net appreciation in fair value of investments	$31,584,923	$14,000,914
Interest and dividend income	4,323,699	1,160,370
Total investment income	35,908,622	15,161,284
Interest income on notes receivable from participants	422,907	110,155
Contributions:
Participants	24,979,421	7,852,993
Rollover	1,317,604	434,117
Total contributions	26,297,025	8,287,110
Total additions	62,628,554	23,558,549
Deductions
Benefits paid to participants	(28,068,518)	(7,896,300)
Corrective distributions	(675,806)	(195,074)
Administrative expenses	(150,608)	(20,070)
Total deductions	(28,894,932)	(8,111,444)
Increase in net assets before transfer	33,733,622	15,447,105
Transfer of net assets from FAFC (Note 1)	231,755,887	—
Other transfers	—	1,754
Net change	265,489,509	15,448,859
Net Assets Available for Benefits
Beginning of year	74,873,067	59,424,208
End of year	$340,362,576	$74,873,067

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1. Description of the Plan

The following description of the CoreLogic, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 2004, First Advantage Corporation ("First Advantage"), which was then a publicly traded subsidiary of The First American Corporation ("First American") created the Plan, which was originally named the First Advantage Corporation 401(k) Savings Plan.  Prior to January 1, 2004, employees of First Advantage were eligible to participate in The First American Corporation 401(k) Savings Plan (the "First American Plan"), which was available to substantially all employees of First American and its subsidiaries.  All employees of First Advantage who participated in the First American Plan and their related plan assets were transferred into the Plan.

In November 2009, First American completed the acquisition of all outstanding shares of First Advantage.  Participation in the Plan was not affected. All First Advantage common shares were tendered to First American in exchange for First American common shares.

On June 1, 2010, First American separated its financial services companies from its information solutions companies via a spin-off transaction, resulting in two separate publicly traded entities. The financial services companies were spun-off into a new publicly traded, New York Stock Exchange-listed company called First American Financial Corporation ("FAFC").  In connection with the spin-off, ownership of the "First American" name and trademarks were transferred to FAFC as was the trading symbol FAF.

Concurrently with the FAFC spin-off, First American changed its name by merging into its subsidiary, CoreLogic, Inc.  ("CoreLogic" or the "Company") and changed its trading symbol to CLGX.

Effective February 23, 2010, the name of the First Advantage Corporation 401(k) Savings Plan was changed to the First American Information Solutions Company 401(k) Plan. All employees of the First American information solutions companies who participated in the First American Plan and their related assets were transferred into the Plan on February 23, 2010. In April 2010, the name of the Plan was changed to the CoreLogic, Inc. 401(k) Savings Plan.

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan if the employee is at least 18 years of age (prior to February 23, 2010, the eligibility age was 21) and has been employed by the Company for at least 30 days. Effective January 1, 2011, employees are eligible to participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

A participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in shares of the Company.  Participants may change their investment options at any time.

The Plan's trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated may contribute from 1% to 60% of pretax annual compensation.  Participants classified as highly compensated may contribute from 1% to 15% of pretax annual

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

compensation.  Contributions are subject to Internal Revenue Service ("IRS") limitations.

Discretionary matching amounts may be contributed by the Company at the discretion of the Company's Board of Directors. The Company did not make matching contributions for the years ended December 31, 2010 and 2009. Participants may also roll over distributions from other qualified 401(k) plans or Rollover ("Conduit") Individual Retirement Accounts.

The Plan, as required by the Internal Revenue Code (the "Code"), performs an annual test to ensure that highly compensated participants, as defined by the Code, are not disproportionately favored under the Plan versus non-highly compensated participants.  For the Plan years ended December 31, 2010 and December 31, 2009 the Plan did not satisfy the non-discrimination tests and took corrective action by returning excess contribution and related investment earnings (losses).

Participant Accounts

Participant account activity may include a participant's own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Company's contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Code, and from any amounts rolled over from a 401(k) plan or Individual Retirement Account.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan's administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant's account balance or $50,000.  Participants may have only one note outstanding at a time.

Note terms are determined based on the provisions established by the Plan's administrative committee. Notes are collateralized by the balance in the participant's account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Plan's administrative committee. Notes are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Plan's administrative committee if payroll deduction is not available to the participant. A participant may fully repay a note at any time without penalty; however, partial prepayments are not permitted.

Transfers

As discussed above and in conjunction with the FAFC spin-off, all employees of the First American information solutions companies who participated in the First American Plan and their related assets were transferred into the Plan on February 23, 2010. A total of $231,755,887 in net assets were transferred into the Plan on February 23, 2010 from the First American Plan, which included $217,862,512 of investments, $7,948,010 of employer contribution receivable, $6,410,801 of notes receivable from participants and ($465,436) of corrective distributions payable.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued and made any necessary adjustments and disclosures, as applicable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock are stated at quoted market prices. See Note 3 Fair Value Measurements, for discussion of fair value measurements.
The Fidelity U.S. Equity Index Pool is recorded at net asset value, which approximates market value as determined by the respective trustee. Shares of mutual funds and money market funds are valued at the net asset value of the shares held by the Plan at year-end. Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards.  The updates are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011.  The adoption of this updated guidance is not expected to have a material impact on the Plan's financial statements.

In September 2010, the FASB issued updated guidance on how loans to participants should be classified and measured by defined contribution pension plans. The FASB requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest.  This update is effective for periods ending after December 15, 2010, with early adoption permitted, and requires retrospective application to all periods presented. This update was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new update. The Plan has classified participant loans of $9,382,197 and $1,967,835 as notes receivables for the years ended December 31, 2010 and 2009, respectively.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number) information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this updated guidance is effective for fiscal years beginning after December 15, 2010.  The update did not have a material impact to the Plan's financial statement.

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 measurements utilize observable inputs in markets other than active markets. The fair values of the common stock investments are valued based on closing quoted market prices in active markets. The fair values of the mutual fund investments and commingled pool investment are valued at the net asset value of shares held by the Plan at year end. The commingled pool investment is redeemable daily and has no other trading restrictions.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments Measured at Fair value on a Recurring Basis

The following tables present the financial assets the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measurements Using Input Type			Total Fair Value As of December
	Level 1	Level 2	Level 3	2010
Mutual funds
Balanced	$25,402,500	$—	$—	$25,402,500
Target date	36,637,497	—	—	36,637,497
Money market	30,193,231	—	—	30,193,231
International	34,442,504	—	—	34,442,504
Large cap	43,217,224	—	—	43,217,224
Mid and small cap	67,589,466	—	—	67,589,466
Bond index	31,489,713	—	—	31,489,713
Commingled pool	—	17,538,632	—	17,538,632
Common stock
Corelogic, Inc.	23,842,670	—	—	23,842,670
First American Financial Corporation	18,159,434	—	—	18,159,434
Wells Fargo	2,993,187	—	—	2,993,187
Total investments measured at fair value	$313,967,426	$17,538,632	$—	$331,506,058

	Fair Value Measurements Using Input Type			Total Fair Value As of December
	Level 1	Level 2	Level 3	2009
Mutual funds
Balanced	$5,554,278	$—	$—	$5,554,278
Target date	10,828,761			10,828,761
Money market	7,410,158	—	—	7,410,158
International	7,935,165	—	—	7,935,165
Large cap	8,864,717	—	—	8,864,717
Mid and small cap	13,016,069	—	—	13,016,069
Bond index	5,842,885	—	—	5,842,885
Commingled pool	—	2,495,603	—	2,495,603
Common stock
The First American Corporation	11,078,617	—	—	11,078,617
Total investments measured at fair value	$70,530,650	$2,495,603	$—	$73,026,253

The Plan's valuation methodology used to measure the fair values of money market funds, common stock and

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

mutual funds were derived from quoted market prices, as all of these instruments have active markets.  The Fidelity Equity Index Pool Fund investments are public investment vehicles valued using the net asset value ("NAV") provided by the administrator of the fund. The NAV is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

4. Investments

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2010 and 2009:

		2010	2009
	Mutual Funds
	Lord Abbett Small Cap Value Fund Class I	$37,160,204	$6,820,144
*	Fidelity Select Money Market Fund	30,193,231	7,410,158
	Harbor International Institutional Fund	29,823,737	—
*	Fidelity Balanced Fund	25,402,500	5,554,278
	Davis NY Venture Y Fund	24,447,947	5,221,728
*	Fidelity US Bond Index Fund	22,793,146	4,599,462
*	Fidelity Low Priced Stock Fund**	19,231,556	2,916,442
	American Fund Growth of America**	18,769,277	3,642,989
*	Fidelity US Equity Index Pool Fund**	17,538,632	2,495,603
*	Fidelity Diversified International Fund	—	6,956,813
	Common Stock
*	Corelogic, Inc.	23,842,670	—
*	First American Financial Corporation	18,159,434	—
*	The First American Corporation	—	11,078,617
	* Denotes party-in-interest
	** Fair value was below 5% of the Plan's net assets at December 31, 2009.

Approximately 7.2% of the Plan's investments are invested in common stock of the Company at December 31, 2010.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value during the years ended December 31 as follows:

	2010	2009
Mutual funds	$28,280,250	$11,472,271
Commingled pool	2,464,079	551,540
Corelogic, Inc. common stock	(309,724)	—
Wells Fargo common stock	357,211	—
The First American Corporation common stock	(250,184)	1,112,130
First American Financial Corporation common stock	1,043,291	—
First Advantage Corporation common stock	—	864,973
	$31,584,923	$14,000,914

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing:

 Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Balanced Fund

 Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year.  They invest in a diversified portfolio of other mutual funds to provide moderate asset allocation.  The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date.  The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Bond Index

Bond index is comprised of bond index funds and short term bond funds.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign.  In the Plan, the short term bond fund invests mainly in short and intermediate-maturity bonds.  The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Large Cap Fund

Large cap fund is comprised of a large cap equity index fund, a large cap growth stock fund and a large cap value

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

stock fund.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations.  The objective is to seek long-term growth of capital.

Mid and Small Cap Funds

Mid and small cap funds are comprised of a mid cap equity fund, a small cap growth stock fund and a small cap value stock fund.

Mid Cap Equity Fund

Mid cap equity funds invest primarily in common stocks of companies with mid and small capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization.  The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small market capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation.  Small capitalization companies tend to have greater risk than large capitalization companies.  The objective is to seek long-term growth of capital.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

International Fund

International fund is comprised of an international index fund and an international fund.

International Index Fund

An international index funds builds its portfolio by buying a large proportion of stocks included in a particular international index, therefore, reproducing the performance of an entire section of the market.  The objective is to seek to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Common Stock Funds

These funds invested in the common shares of CoreLogic and FAFC and such other assets, as the plan trustee considers advisable. Effective June 1, 2010, new contributions may not be invested in common shares of FAFC.

5. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbed certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $127,686 and $79,637 for the years ended December 31, 2010 and 2009, respectively. Plan expenses, including expenses of the Plan's administrative committee and the Plan's trustee, to the extent not paid by the Plan, are paid by the Company.

The Plan held 1,287,357 shares of common stock of CoreLogic with an aggregate fair value of $23,842,670 at December 31, 2010. The Plan made purchases of $44,171,369 and sales of $684,484 of shares of common stock of CoreLogic during 2010.

The Plan held 1,215,443 shares of common stock of FAFC stock with an aggregate fair value of $18,159,434 at December 31, 2010. The Plan made sales of $616,187 of shares of common stock of FAFC during 2010.

The Plan held 334,571 shares of common stock of First American with an aggregate fair value of $11,078,617 at December 31, 2009.

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research ("FMR") Company. Fidelity Management Trust Company, a related entity to FMR, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The fair value of such investments totaled $156,415,329 and $41,739,869 at December 31, 2010 and 2009, respectively.

6. Corrective Distribution Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the years ended December 31, 2010 and 2009, the Plan did not satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment earnings (losses).

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

8. Federal Income Tax Status

The Plan has received a determination letter dated June 13, 2011 from the Internal Revenue Service that the Plan is qualified.

Liabilities are established for uncertain tax positions when it is more likely than not that such positions will be challenged and may not be sustained upon review by taxing authorities.  These liabilities are established through the income tax provisions and are recorded as liabilities on the consolidated balance sheets. The tax positions taken by the Plan have been analyzed and it has been concluded that as of December 31, 2010, there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. These liabilities are recalculated as governing laws and facts and circumstances change, such as the closing of a tax audit or the expiration of the statute of limitations for a specific exposure. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

9. Inactive Accounts

Net assets available for Plan benefits as of December 31, 2010 and 2009, included $16,151,354 and $15,396,149, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

10. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments.  Net assets available for benefits held in CoreLogic common stock were $23,842,670 at December 31, 2010.  Net assets available for benefits held in FAFC common stock were $18,159,434 at December 31, 2010.  Net assets available for benefits held in First American common stock were $11,078,617 at December 31, 2009.  These investments potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

11. Plan Amendments

In November 2010, the Plan was amended to, among other things, revise the eligibility and reflect the required minimum distribution suspensions for 2009.

12. Reconciliation to the Form 5500

As discussed in Note 1 excess contribution reimbursements were made to highly compensated participants in order to maintain with the IRS Code. The respective liability was recorded in the Statement of Net Assets Available for Benefits at December 31, 2010. The reimbursed amounts did not include the earnings of the excess contributions.

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500:

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Increase in net assets available for benefits per the financial statements	$265,489,509
Plus: Corrective distribution to participants	675,806
Plus: Earnings on excess contribution refunded to participants	36,290
Less: Dividend receivable	(150,127)
Increase in net assets available for benefits per the 5500	$266,051,478

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$340,362,576
Plus: Corrective distribution to participants	675,806
Less: Dividend receivable	(150,127)
Net assets available for benefits per the 5500	$340,888,255

CoreLogic, Inc.
401(k) Savings Plan
EIN: 61-1437565 PN: 32040
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2010

	(b)	(c)	(d)	(e)
(a)	Identifty of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	Lord Abbett	Small Cap Value Fund Class I	N/A	$37,160,204
*	Fidelity Group	Fidelity Select Money Market	N/A	30,193,231
	Harbor International	Harbor International Fund	N/A	29,823,737
*	Fidelity Group	Fidelity Balanced Fund	N/A	25,402,500
	Davis Funds	NY Venture Y Fund	N/A	24,447,947
*	Corelogic, Inc.	1,287,357 of shares of common stock	N/A	23,842,670
*	Fidelity Group	Fidelity US Bond Index Fund	N/A	22,793,146
*	Fidelity Group	Fidelity Low Priced Stock Fund	N/A	19,231,556
	American Funds	The Growth Fund of America Class R5	N/A	18,769,277
*	The First American Financial Corporation	1,215,443 shares of common stock	N/A	18,159,434
*	Fidelity Group	Commingled Pool	N/A	17,538,632
	Vanguard	Explorer Admiral Class Fund	N/A	11,197,706
	Pimco	PIMCO Low Duration Fund	N/A	8,696,567
*	Fidelity Group	Fidelity Freedom 2030 Fund	N/A	5,977,744
*	Fidelity Group	Fidelity Freedom 2025 Fund	N/A	5,488,638
*	Fidelity Group	Fidelity Freedom 2020 Fund	N/A	5,254,842
*	Fidelity Group	Fidelity Freedom 2035 Fund	N/A	4,984,347
*	Fidelity Group	Spartan Intl Index Fund	N/A	4,618,767
*	Fidelity Group	Fidelity Freedom 2040 Fund	N/A	4,210,849
	Wells Fargo	96,568 shares of common stock	N/A	2,993,187
*	Fidelity Group	Fidelity Freedom 2015 Fund	N/A	2,900,098
*	Fidelity Group	Fidelity Freedom 2045 Fund	N/A	2,487,892
*	Fidelity Group	Fidelity Freedom Income Fund	N/A	1,562,395
*	Fidelity Group	Fidelity Freedom 2050 Fund	N/A	1,521,918
*	Fidelity Group	Fidelity Freedom 2010 Fund	N/A	1,359,382
*	Fidelity Group	Fidelity Freedom 2000 Fund	N/A	575,931
*	Fidelity Group	Fidelity Freedom 2005 Fund	N/A	313,461
			Subtotal	$331,506,058
*	Participant loans	Fully amortized with various maturities through December 2019 and interest rates ranging from 4.25 percent to 9.25 percent	N/A	9,382,197
				$340,888,255

*	Denotes party-in-interest
**	Cost information may be omitted with respect to the participant directed investments.

 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrative committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreLogic, Inc.
401(k) Savings Plan

Date: June 27, 2011	By:	/s/ Jim Balas
Jim Balas
Senior Vice President, Controller (Principal Financial Officer and Principal Accounting Officer)
CoreLogic, Inc.